3401 West End Avenue

Nashville, Tennessee 37203

Phone: (615) 269-1900

September 8, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	J. Alexander’s Holdings, Inc.
Form 10
Filed September 8, 2015
File No. 001-37473
Acceleration Request

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, J. Alexander’s Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare effective the above-referenced Registration Statement on Form 10 (File No. 001-37473) on September 11, 2015 at 5:00 P.M. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Fox Rothschild LLP, by calling JR Lanis at (310) 228-3010. The Company hereby authorizes Mr. Lanis to orally modify or withdraw this request for acceleration.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

J. ALEXANDER’S HOLDINGS, INC.

/s/ Lonnie J. Stout II,
President and Chief Executive Officer